RoadShow
路訊通

Our Ref: FIN/074-12/02

December 27, 2002

Ms Amy O'Brien
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549
U.S.A.

By Courier

**Re: RoadShow Holdings Limited (the "Company")
Information Furnished Pursuant to Rule 12g3-2(b)
Under the Securities Exchange Act of 1934 (File Ref.: 82-5201)**

Dear Sir

This letter and the enclosed materials are furnished to the Commission pursuant to the referenced exemption from the registration requirements of Section12(g) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), available to foreign private issuers pursuant to Rule 12g3-2(b) thereunder.

The purpose of this letter is to furnish to the Commission the documents relating to the Company which were made public before, copies of which are enclosed with this letter (indexed in Annex 1).

If you have any questions with regard to this letter, please contact the undersigned by telephone at 852-2746-5233 or by facsimile at 852-2744-7854.

Thank you for your attention to this matter.

Yours faithfully
For and on behalf of
RoadShow Holdings Limited

Thomas Mak
Chief Financial Officer

enclosure

No.1, Po Lun Street, KMB Building, Lai Chi Kok, Kowloon, Hong Kong.
香港九龍荔枝角寶輪街一號
Tel: (852) 2746 5200 Fax: (852) 2744 7854

Annex 1

A List of Documents

1. Announcement of Connected Transactions Waiver dated December 24, 2002.

RoadShow
路訊通

ROADSHOW HOLDINGS LIMITED
路 訊 通 控 股 有 限 公 司*

(Incorporated in Bermuda with limited liability)

ANNOUNCEMENT

Summary

The Company has further reviewed the connected transactions of the Group and noted that the Transactions are connected transactions under Rule 14.25(1) of the Listing Rules and should be subject only to disclosure requirements.

Introduction

The Company refers to the Waiver granted by the Stock Exchange to the Company from strict compliance with the relevant requirements of the Listing Rules in relation to certain ongoing connected transactions between the Group and certain connected persons (as defined under the Listing Rules) as described in detail in the Prospectus.

Ongoing connected transactions for which the Waiver was granted included:-

(a) Payment of Service Fee by a wholly-owned subsidiary of KMB Holdings to RoadShow Media, a wholly-owned subsidiary of the Company for the provision of media sales management and administrative services in relation to transit vehicle exterior advertising.

RoadShow Media is principally engaged in media sales agency and management and administrative services for Multi-media On-board business and transit vehicle exterior advertising business. The Waiver granted to the Company was subject to the condition that the annual Service Fee receivable by RoadShow Media would not exceed 7% of the total turnover of the Group for any financial year for a period expiring on December 31, 2004.

(b) Payment of Licence Fee by RoadShow Media to a wholly-owned subsidiary of KMB Holdings for the right to carry on, manage, sell, distribute and promote media sales, advertising and related activities in relation to exterior panels of the bus body of transit vehicles and bus shelters of Long Win Bus Company Limited.

The Waiver granted to the Company was subject to the condition that the annual Licence Fee payable by RoadShow Media would not exceed 1% of the total turnover of the Group for any financial year for a period expiring on December 31, 2004.

(c) Payment of Royalty Fee by BFL to a wholly-owned subsidiary of KMB Holdings to conduct media sales agency and management and administrative services on selected bus shelters (the "Selected Bus Shelters").

The Waiver granted to the Company was subject to the condition that the annual Royalty Fee payable by BFL would not exceed 2.5% of the total turnover of the Group for any financial year for a period expiring on December 31, 2004.

(d) Payment of Management Fee by BFL to TML for the provision of media sales agency services in relation to the Selected Bus Shelters. TML is a wholly-owned subsidiary of Texon International Limited, which indirectly holds 40% equity interest in BFL. Accordingly, TML is a connected person under the Listing Rules.

The Waiver granted to the Company was subject to the condition that the annual Management Fee payable by BFL to TML would not exceed 3.5% of the total turnover of the Group for any financial year for a period expiring on December 31, 2004.

(each of the above mentioned is a "Transaction" and they are collectively referred to as the "Transactions")

Connected Transactions

The Company recently reviewed the connected transactions of the Group and noted that the Transactions are connected transactions under Rule 14.25(1) of the Listing Rules and should be subject only to disclosure requirements. The Company is of the view that the Transactions are connected transactions under Rule 14.25(1) of the Listing Rules because the Transactions are on normal commercial terms and in the ordinary and usual course of business of the Group. In 2001, the Service Fee, Licence Fee, Royalty Fee and Management Fee was HK$19,930,000; HK$2,300,000; HK$3,506,000 and HK$5,583,000 respectively. The total of these fees represented 3.6% of the Group's net tangible asset value as at December 31, 2001, of which the total fees in connection with the Transactions with KMB Group was less than 3% of the Group's net tangible asset value as at December 31, 2001 and each of these fees individually was less than 3% of the Group's net tangible asset value as at December 31, 2001. In view of the amount incurred in 2001 and the recurrent nature of these Transactions, the Company estimates that the total fees in connection with the Transactions for 2002 and the total fees in connection with the Transactions with KMB Group for 2002, as a percentage of the Group's net tangible asset value as at December 31, 2002 will remain similar to that of 2001 and each fee in connection with the Transaction for 2002 will be individually less than 3% of the Group's net tangible asset value as stated in the Interim Report of the Company dated September 10, 2002. Hence the Transactions should only be subject to the disclosure requirements under Rule 14.25(1) of the Listing Rules without any cap amount and time limitation.

The Company has applied to the Stock Exchange for its concurrence that the Transactions are connected transactions under Rule 14.25(1) of the Listing Rules. The Stock Exchange has indicated that it concurs with the Company's view that the Transactions are connected transactions under Rule 14.25(1) of the Listing Rules for which only disclosure will be required.

Brief details of each Transaction will be disclosed as required by Rule 14.25(1)(A) to (D) of the Listing Rules in the next and each successive annual report and accounts of the Company for each financial year of the Company during the subsistence of the provision of media sales agency and management and administrative services in connection with the Transactions.

If the terms of the Transactions as mentioned above are altered or if the amount in connection with the Transactions have exceeded the requirements under Rule 14.25(1) of the Listing Rules, the Company will comply with the provisions of Chapter 14 of the Listing Rules governing connected transactions, unless it applies for and obtains a separate waiver from the Stock Exchange. Save as disclosed in this announcement, other conditions of the Waiver will continue to apply.

The purpose of this announcement is to update the shareholders of and the investors in the Company on the subject matter. In this announcement, the following expressions have the meanings set out below unless the context otherwise requires:-

"BFL"	Bus Focus Limited, a company which the Company and Texon International Limited have 60% and 40% equity interest, respectively
"Company"	RoadShow Holdings Limited, a company incorporated in Bermuda and whose shares are listed on the Main Board of the Stock Exchange
"Group"	The Company and its subsidiaries
"KMB Holdings"	The Kowloon Motor Bus Holdings Limited, the controlling shareholder with an approximately 73% interest in the Company, and is a company incorporated in Bermuda and whose shares are listed on the Main Board of the Stock Exchange
"KMB Group"	KMB Holdings and its subsidiaries
"Licence Fee"	Licence fee payable by RoadShow Media to a wholly-owned subsidiary of KMB Holdings
"Listing Rules"	The Rules Governing the Listing of Securities on the Stock Exchange
"Management Fee"	Management fee payable by BFL to TML
"Prospectus"	The prospectus of the Company dated June 19, 2001
"RoadShow Media"	RoadShow Media Limited, a wholly-owned subsidiary of the Company
"Royalty Fee"	Royalty fee payable by BFL to a wholly-owned subsidiary of KMB Holdings
"Service Fee"	Service fee payable by a wholly-owned subsidiary of KMB Holdings to RoadShow Media
"Stock Exchange"	The Stock Exchange of Hong Kong Limited
"TML"	Texon Media Limited, a wholly-owned subsidiary of Texon International Limited
"Waiver"	The conditional waiver dated June 18, 2001 granted by the Stock Exchange to the Company from strict compliance with the relevant requirements of the Listing Rules in relation to certain connected transactions between the Group and certain connected persons (as defined under the Listing Rules) as described in details in the Prospectus

By order of the Board
RoadShow Holdings Limited
Thomas Mak
Company Secretary

Hong Kong, December 24, 2002

* *For identification purpose only*